AllianzGI Convertible & Income Fund II Annual Shareholder Meeting Results
February 28, 2015

The Fund held its annual meeting of shareholders on July 17, 2014. Common / Preferred shareholders voted as indicated below:

Convertible & Income II:	Affirmative	Withheld Authority
Re-election of Bradford K. Gallagher — Class II to serve until the annual meeting for the 2017-2018 fiscal year	62,544,908	2,411,441
Re-election of Deborah A. DeCotis — Class II to serve until the annual meeting for the 2017-2018 fiscal year	62,528,357	2,427,992
Re-election of James A. Jacobson* — Class II to serve until the annual meeting for the 2017-2018 fiscal year	2,096	657

The other members of the Board at the time of the meeting, namely Messrs. Hans W. Kertess, William B. Ogden VI, Alan Rappaport* and John C. Maney† continued to serve as Trustees.

* Preferred Shares Trustee
† Interested Trustee